

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-mail
Mr. Paul Frenkiel
Chief Financial Officer and Secretary
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

> **Re: The Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **Form 8-K filed October 20, 2011**
> **File No. 000-51018**

Dear Mr. Frenkiel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note B – Summary of Accounting Policies

18. Stored Value Processing Fees, page 68

1. Please revise your future filings to disclose your accounting policy for the different types of cardholder fees (e.g. upfront fees, usage fees, reloadable fees, overdraft fees, etc.) your record. Provide us with your proposed disclosures.

Form 10-Q for Quarterly Period Ended September 30, 2011

Notes to the Consolidated Financial Statements

Note 5. Investment Securities, page 11

2. We note your held-to-maturity investments in four single issuer preferred trust securities where the amortized cost is significantly in excess of fair value. Please address the following as it relates to each of the individual single issuer trust preferred securities:

   • Provide us with a detailed description of the OTTI analysis performed on each security at each reporting period beginning with December 31, 2010 through the interim periods of fiscal 2011. Identify all of the evidence considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support your conclusion of the recording of any OTTI;
   • Tell us how you evaluated the financial condition of the issuer at each quarterly reporting period;
   • Tell us if any of the issuers is subject to a regulatory agreement and if so, how you considered and evaluated the regulatory agreement within the context of the quarterly OTTI analysis (if applicable);
   • Provide us with the discounted cash flow analysis used to determine fair value at each quarterly period; and
   • Provide us with the assumptions and estimates used in the fair value measurements addressing the basis for, as well as any changes in and reasons for the changes in, the assumptions or estimates, which may have occurred during these periods.

3. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise your future filings to disclose the following information (in tabular format) as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies,

including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Note 6. Loans, page 19

4. In regard to the loans which have been classified as "unrated" please tell us the amount of loans which are subject to review which have not yet been reviewed for each of the loan categories. Tell us your policies for these loans addressing when these loans will be reviewed.

Note 7. Transactions with Affiliates, page 20

5. We note you purchased securities from Princeridge in the third quarter of fiscal 2011. Tell us, and disclose in your future filings, which securities were purchased (e.g. RMBSs, CMBS, etc.), quantify any amount of fee or commission paid, and discuss where the securities are classified within your investment securities (e.g. AFS, HTM, etc.).

6. In regard to the loan participation, tell us and disclose in your future filings, the amount of the loan held by the Company and whether there have been any delinquencies on the loan to date.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Current Developments, page 26

7. Please revise your MD&A in future filings to provide a specific and thorough discussion of the impact the cancellation of the agreement with the affinity group will have on your financial condition and results of operations.

8. In regards to the alleged violations, tell us how you evaluated ASC Topic 450-20-50 in your disclosures. In your response please address the contractual indemnifications which have been entered into with the third party in regard to portions of the liabilities stemming from the alleged violations.

Allowance for loan and lease losses, page 35

9. Please tell us, and revise your future filings to disclose, the following asset quality credit metrics for each of the periods presented and provide a narrative discussion addressing the changes therein as warranted:

- Ratio of the allowance for loan losses to total loans;
- Ratio of the allowance for loan losses to nonperforming loans;

- Ratio of the nonperforming assets to total assets; and
- Ratio of net charge-offs to average loans.

<u>Form 8-K filed October 20, 2011</u>

10. Please revise your future filings to change the name of your non-GAAP measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of income tax expense, gains on sales of investment securities, OTTI charges, losses on other real estate owned and the provision for loan and lease losses and other credit costs to arrive at "core" earnings implies that these activities are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, eliminating the use of the word "core" in its entirety in the title.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202)551-3452 or me at (202)551-3872 with any questions.

Sincerely,

 /s/ Hugh West

Hugh West
Accounting Branch Chief